UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Amendment No. 1

Under the Securities Exchange Act of 1934

FORCE ENERGY CORP.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

345196109
(CUSIP Number)

copy to: Clark Wilson LLP c/o Virgil Z. Hlus 800 – 885 West Georgia Street Vancouver, British Columbia V6C 3H1 (604) 687-5700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

Amendment No. 1

CUSIP No.	345196109

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James Bunney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
James Bunney is a citizen of Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,400,000 common shares
	8	SHARED VOTING POWER
n/a
	9	SOLE DISPOSITIVE POWER
4,400,000 common shares
	10	SHARED DISPOSITIVE POWER
n/a
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,400,000 common shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.84% based on 44,694,000 common shares issued and outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1.	Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Force Energy Corp. (the “Issuer”). The principal executive offices of the Issuer are located at 601 – 8623 Granville Street, Vancouver, British Columbia V6P 5A2.

Item 2.	Identity and Background
(a)	James Bunney.
(b)	601 - 8623 Granville Street, Vancouver, British Columbia V6P 5A2.
(c)	Mr. Bunney is a businessman.
(d)	Mr. Bunney has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
(e)

Mr. Bunney has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Bunney is a citizen of Canada.
Item 3.	Source and Amount of Funds or Other Considerations

James Bunney disposed of 9,600,000 shares of common stock as of March 12, 2008 for the total purchase price of US$144,000. The transaction was effected pursuant to an agreement for the purchase of common stock dated March 12, 2008 between James Bunney and Rahim Rayani. Mr. Bunney now owns 4,400,000 of the Issuer’s common stock.

Item 4.           Purpose of Transaction

The purpose of the transaction described above was to dispose of shares owned by Mr. Bunney.

Depending on market conditions and other factors, Mr. Bunney may acquire additional shares of the Issuer’s common stock as he deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. Mr. Bunney also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Mr. Bunney does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)	As of March 12, 2008, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Bunney was 4,400,000 common shares, or approximately 9.84% of the Issuer.
(b)	Mr. Bunney has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 4,400,000 shares of common stock of the Issuer.
(c)	Other than as described in Item 3 above, Mr. Bunney has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.
(d)	N/A
(e)	N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

1.            Agreement for the Purchase of Common Stock between Rahim Rayani and James Bunney dated March 12, 2008 (incorporated by reference from our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 14, 2008)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2008
Dated
/s/ James Bunney
Signature
JAMES BUNNEY
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CW1748289.1